

October 12, 2011

Via Facsimile
Robert P. Kerley
Chief Accounting Officer
Walter Energy, Inc.
3000 Riverchase Galleria, Suite 1700
Birmingham, Alabama 35244

> **Re: Walter Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed August 9, 2011**
> **Response Letter Dated September 21, 2011**
> **File No. 001-13711**

Dear Mr. Kerley:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Description of property, page 35

1.   We note your response to prior comments four and five from our letter dated August 19, 2011 indicates you intend to make the requested modifications to your future filings. Please provide a copy of the appropriate sections or pages with your proposed changes.

Natural Gas Reserve Quantities, page F-41

2.   We note your response to prior comment eight from our letter dated August 19, 2011. Pursuant to Item 1202(a)(7) of Regulation S-K, please expand the disclosure in your

filing to address the internal controls that you use in your reserve estimation, other than your contract with Ryder Scott. As part of that disclosure, indicate the qualifications of the Walter Energy employee who receives the third party report. Provide a cross-reference to Exhibit 99.1 for the qualifications of the third party engineers.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Controls and Procedures, page 42

3.   We note from your response to prior comment 12 from our letter dated August 19, 2011 that in "our future periodic filings we will only refer to the last fiscal quarter in accordance with Item 308(c) of Regulation S-K." Additionally, please confirm that you will refrain from qualifying your disclosure with the use of the term 'significant' when disclosing whether there were any changes during the applicable period to your internal control over financial reporting.

Closing Comments

        You may contact Jennifer O'Brien at (202) 551-3721 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about mining engineering comments. Please contact me at (202) 551-3740 with any other questions.

                                Sincerely,

                                /s/H. Roger Schwall

                                H. Roger Schwall
                                Assistant Director